July 1, 2009

VIA FEDERAL EXPRESS AND EDGAR

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3561 100 F Street, N.E.
Washington, D.C. 20549

Re:           General Finance Corporation
Post-Effective Amendment
No. 4 to Registration
Statement on Form S-1
Filed May 19, 2009
File No. 333-129830

Dear Mr. Owings:

On behalf of General Finance Corporation, a Delaware corporation (the “Company”), I am responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter dated June 12, 2009.  We have set forth each of the Staff’s numbered comments, followed by the Company’s response.  Concurrently with the delivery of this letter, the Company is filing via EDGAR Post-Effective Amendment No. 4 to Registration Statement on Form S-1 reflecting the changes made in response to the Staff’s comments.

References in this letter to the “Post-Effective Amendment” mean Post-Effective Amendment No. 4 to Registration Statement on Form S-1.  Unless otherwise indicated, all page references in this letter refer to the Post-Effective Amendment.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Post-Effective Amendment.

The information provided in response to your letter has been supplied solely by the Company, which is solely responsible for it.

1.           We note that you have filed this post-effective amendment to Form S-1 on Form S-3.  Please advise us how you satisfied the eligibility requirement set forth in General Instructions to Form S-3.  In this regard, if you are relying on General Instruction I.B.3 of Form S-3, please revise your undertakings to include the undertakings required by Item 512(b) of Regulation S-K.

39 East Union Street — Pasadena, California 91103 — 626.584.9722

July 1, 2008
Page

We have concluded that the market capitalization of our common stock makes the Company currently ineligible to use Form S-3, and we have therefore filed the Post-Effective Amendment on Form S-1.

2.           Please update the documents you have listed to incorporate by reference to include your current report on Form 8-K filed on May 26, 2009.

We believe the filing of the Post-Effective Amendment on Form S-1 makes the incorporation of our current report on Form 8-K filed on May 26, 2009 unnecessary.

3.           Please amend your filing to include your controller/principal accounting officer's signature.

We have added the signature of the Company's principal accounting officer to the filing.

4.           Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K.  In this regard, please revise your certifications to include the introductory language specified in paragraph 4 relating to your evaluation of internal controls over financial reporting.

We will revise the certifications to the Quarterly Reports on 10-Q for the Fiscal Quarters ended March 31, 2009, December 31 and September 31, 2008 to include the introductory language specified in paragraph 4 relating to our evaluation of internal controls over financial reporting.  We will file same separately via EDGAR.

Please contact me directly at (626) 584-9722 extension 1008 if you have any questions or comments regarding the foregoing.

Very truly yours,

/s/ Christopher A. Wilson
Christopher A. Wilson, Esq.

39 East Union Street — Pasadena, California 91103 — 626.584.9722